Exhibit (n)
Consent of Independent Registered Public Accounting Firm
We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” in the Preliminary Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each included in this Pre-Effective Amendment No. 3 to the Registration Statement (Form N-2, File No. 333-290253) of Robinhood Ventures Fund I (the “Registration Statement”).
We also consent to the use of our report dated January 21, 2026, with respect to the financial statements and financial highlights of Robinhood Ventures Fund I as of November 30, 2025 and for the period from September 5, 2025 (commencement of operations) to November 30, 2025, included in this Registration Statement, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
New York, New York
January 30, 2026